UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

rStar Corporation
(Name of the Issuer)

Gilat Satellite Networks Ltd.
(Name of Person(s) Filing Statement)

$0.01 Par Value Common Stock
(Title of Class of Securities)

98912E 10 0
(CUSIP Number of Class of Securities)

Rachel Prishkolnik	Copy to:
Legal Counsel
Gilat Satellite Networks Ltd.	Jonathan Klein, Esq.
Gilat House, 21 Yegia Kapayim Street	Piper Rudnick LLP
Daniv Park, Kiryat Arye	1251 Avenue of the Americas
Petah Tikva, 49130 Israel	29th Floor
+ 972 3 925-2003	New York, NY 10020-1104
(212) 835-6102
(Name, Address and Telephone Number of Person Auth
to Receive
Notices and Communications on Behalf of Person(s)
Statement)

This statement is filed in connection with (check the appropriate box):

☐	(a)	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	(b)	The filing of a registration statement under the Securities Act of 1933.
☐	(c)	A tender offer.
☒	(d)	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee*
$9,493,380	$768

*	The amount of the filing fee equals $80.90 per million of the value of the securities to be acquired. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 768.00
Form or Registration No.:	SC 13E-3
Filing Party:	Gilat Satellite Networks Ltd.
Date Filed:	December 24, 2003

        This final Amendment No. 3 to Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed to report the results of the Rule 13e-3 transaction involving rStar Corporation, a Delaware corporation (“rStar”) pursuant to Rule 13e-3(d)(3).

        On April 7, 2004, Gilat Satellite Networks Ltd., an Israeli corporation (“Gilat”), consummated the purchase (the “Stock Purchase”) of 9.3% of the shares of rStar common stock, par value $0.01 per common share (the “rStar common stock”), from certain individual shareholders of rStar. Upon consummation of this transaction, Gilat owned approximately 94.8% of the issued and outstanding rStar common stock through its wholly-owned subsidiary, rStar Acquisition Corp., a Delaware corporation (“RAC”). Immediately after the consummation of the Stock Purchase, Gilat caused RAC to be merged with and into rStar with rStar being the surviving corporation in the merger (the “Merger”), which Merger became effective immediately upon the filing of the Certificate of Ownership and Merger filed by RAC with the Secretary of State of the State of Delaware.

        Upon consummation of the Merger, all shares of rStar common stock held by the unaffiliated public stockholders of rStar were converted into the right to receive $0.60 per share of rStar common stock.

II-1

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 19, 2004	GILAT SATELLITE NETWORKS LTD. BY: /S/ Shlomo Rodav —————————————— Shlomo Rodav Chairman of the Board of Directors

II-2